July 20, 2012

Kimberly Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for PEA No. 69 filed on May 11, 2012

Dear Ms. Browning:

Below is a summary of the comments I received from you on June 29, 2012 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review this document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	Global Comment – Please confirm there is no statement of additional information (“SAI”) disclosure regarding sales charge or other discounts to reference in the Fees and Expenses of the Fund section.

Response 1:	We confirm there is no such SAI disclosure.

Comment 2:	Global Comment – Please confirm that a form of Expense Limitation Agreement was filed for the Funds.

Response 2:	We confirm this.

Comment 3:	Global Comment – Please add disclosure to each Fund’s Principal Investment Strategies section to reflect that the Fund may concentrate its investments in a particular industry to the extent the Index is so concentrated.

Response 3:	We will add the disclosure requested.

Comment 4:	Global Comment – In the Principal Investment Strategies section for each Fund, please clarify what types of illiquid securities the Fund may invest in and confirm that the extent of the Fund’s investments in these types of securities rises to the level of a principal investment strategy.

Response 4:	We will remove reference to illiquid securities as a principal investment strategy.

Comment 5:	Global Comment – Each Fund’s Principal Investment Strategies section states that the Fund’s subadviser “will buy and sell securities in response to changes in the Index.” Please revise this disclosure to explain what this means in plain English.

Response 5:	We respectfully suggest that no additional clarification is needed.

Comment 6:	Global Comment – Please confirm that all derivatives that are principal investment strategies are summarized in the Item 4 disclosures, and, if not, please disclose them in plain English.

Response 6:	We confirm that all derivatives that are principal investment strategies are summarized in the Item 4 disclosures.

Comment 7:	Global Comment – In each Fund’s Principal Investment Strategies and Principal Risks sections please revise the generic use of the term “derivatives” to be specific to the derivatives the Fund is using, as it appears that each Fund is only using Index futures.

Response 7:	We will make this change as applicable.

Comment 8:	Global Comment – In each Fund’s Principal Investment Strategies section please revise the following disclosure in plain English: “The Fund may also invest in Index futures contracts in order to help the Fund’s returns approach the returns of a fully invested portfolio while enabling the Fund to keep cash on hand for liquidity purposes.” If the Fund is going to invest in Index futures for speculative purposes this should be disclosed.

Response 8:	We will revise the disclosure as requested. The Funds will not invest in such instruments for speculative purposes.

Comment 9:	Global Comment – In each Fund’s Principal Risks section, when describing “Management Risk,” please add disclosure to clarify the role of the manager in a passively managed fund. For example, add “Although the Fund is passively managed,” to the beginning of the first sentence.

Response 9:	Even though each Fund is passively managed, the extent of any deviation between the Index return and the Fund’s return will depend to a large extent on the manager’s actions. We therefore respectfully suggest that no additional clarification is needed.

Comment 10:	Global Comment – The Payments to Broker-Dealers and Other Financial Intermediaries section should track Form N-1A.

Response 10:	Item 8 of Form N-1A states that “A Fund may modify the statement if the modified statement contains comparable information.” We believe that our disclosure is therefore in compliance with the Form.

Comment 11:	Please add disclosure in the Principal Investment Strategies section to reflect the market capitalization range of the securities included in the Index used by the MM MSCI EAFE® International Index Fund.

Response 11:	We will add the disclosure requested.

Comment 12:	MM MSCI EAFE® International Index Fund – Emerging Markets Risk is combined with Foreign Investment Risk; if Emerging Markets applies as a principal risk, then it should apply as a principal strategy.

Response 12:	To be consistent with all of our other Funds’ disclosures, we consider Emerging Markets Risk to be a subset of Foreign Investment Risk. If Emerging Markets Risk specifically applies to a Fund, it is noted as part of that Fund’s strategy.

Comment 13:	Global Comment – Please confirm that none of the Funds is expected to have high portfolio turnover, otherwise please add the appropriate strategy and risk disclosure in the Principal Investment Strategies and Principal Risks sections.

Response 13:	We confirm this.

Comment 14:	In the Additional Information Regarding Investment Objectives and Principal Investment Strategies section there is disclosure which states that the Funds “may engage in transactions involving derivatives as part of their principal investment strategies.” Please explain why this disclosure is included under the “Non-Principal Investments; Use of Derivatives; Securities Loans; Repurchase Agreements” heading. Please also revise the following disclosure to be specific to derivatives that the Funds are using (i.e., Index futures): “the disclosures of the principal investment strategies of the Funds include specific references to those derivatives transactions.”

Response 14:	This disclosure will be deleted since the only derivatives the Funds are expected to use are Index futures contracts, which are already disclosed in their principal strategies.

Comment 15:	In the Additional Information Regarding Investment Objectives and Principal Investment Strategies section please refrain from using equivocal language like “by way of example.”

Response 15:	We will make this change.

Comment 16:	In the Additional Information Regarding Investment Objectives and Principal Investment Strategies section, there is disclosure under the heading “Non-Principal Investments; Use of Derivatives; Securities Loans; Repurchase Agreements” regarding securities lending. Please explain why securities lending is not included as a principal investment strategy if the securities lending limitation is 33% of each Fund’s total assets. Please also add the percentage limitation with respect to securities lending to the disclosure in this section.

Response 16:	We do not believe that a Fund’s engaging in securities lending on securities with a value of up to 33% of its assets necessarily implies that securities lending is a principal strategy of the Fund. A Fund may consider such transactions to provide attractive current income at low risk, but not to be a principal element of the Fund’s investment program. We will, however, add the percentage limitation with respect to securities lending to the Additional Information Regarding Investment Objectives and Principal Investment Strategies section.

Comment 17:	In the Additional Information Regarding Principal Risks section please remove the disclosure “All Funds could be subject to additional risks (which the Funds have not currently identified as principal risks).” A Fund’s risks must either be categorized as “principal” or “non-principal” and no other categories should be used.

Response 17:	We respectfully suggest that the current disclosure does not contradict this point.

Comment 18:	In the Buying, Redeeming, and Exchanging Shares section, please remove the disclosure stating that with respect to buying, redeeming, or exchanging shares “the broker-dealer or other intermediary must subsequently communicate the request properly to the Funds.”

Response 18:	This language accurately reflects the Funds’ procedure, and accordingly we respectfully decline to make the requested change.

Comment 19:	Please add disclosure to reflect the timing associated with the rejection of a purchase order (i.e., when a shareholder would be notified of a rejection) in the Buying, Redeeming, and Exchanging Shares section.

Response 19:	We do not believe the requested information is required to be added and do not believe this is common disclosure.

Comment 20:	Please remove the phrase, “and on occasion is closed early or entirely due to weather or other conditions,” in the disclosure concerning the days that the New York Stock Exchange is closed in the Determining Net Asset Value section.

Response 20:	We will make this change.

Comment 21:	Global Comment – Please confirm what fees were used to adjust the similar account performance.

Response 21:	We confirm that each Fund’s fees and expenses were used to adjust its applicable similar account performance, but that this did not increase a portfolio’s performance.

SAI Comments

Comment 1:	Please confirm that (i) all non-principal risks and strategies are disclosed in the SAI, (ii) any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus, and (iii) the Funds’ principal investment strategies are distinguished from their non-principal investment strategies in the SAI.

Response 1:	We confirm that all material non-principal risks and strategies are disclosed in the SAI and that any principal risks and strategies that are disclosed in the SAI are also disclosed in the prospectus. With respect to distinguishing the Funds’ principal investment strategies from their non-principal investment strategies, we do not believe that Form N-1A prescribes that a distinction needs to be made between a fund’s principal and non-principal strategies in its SAI. Therefore, we respectfully decline to modify our disclosure.

Comment 2:	Additional Investment Policies - Please confirm that the Funds’ SAI includes disclosure stating the percentage limitation on the Funds’ lending of portfolio securities, as well as language addressing the Funds’ ability to call the loans.

Response 2:	We confirm this.

Comment 3:	Additional Investment Policies – Add disclosure to reflect the maximum amount of the Funds’ investments that can be invested in repurchase and reverse repurchase agreements.

Response 3:	Please see “Additional Investment Policies – Borrowings” on page B-7 of the SAI.

Comment 4:	Non-Fundamental Investment Restrictions - Please confirm whether or not the Funds can secure borrowings by pledging assets. If yes, a non-fundamental limitation on pledging assets should be added.

Response 4:	We do not believe the requested information is required to be added and are not aware of any legal basis for the requested change.

Comment 5:	Fundamental Investment Restrictions – It is the staff’s position that a carveout should be added to each Fund’s borrowing limitation to reflect that the Fund will not purchase additional securities while outstanding borrowings exceed 5% or the Fund’s Principal Investment Strategies should be revised to reflect how the Fund is going to leverage.

Response 5:	We will add the following non-fundamental investment restriction:

“Each Fund may not, to the extent required by applicable law at the time, purchase additional securities when its borrowings, less amounts receivable on sales of portfolio securities, exceed 5% of its total assets.”

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company